January 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	The Oncology Institute, Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
Filed December 17, 2021
File No. 333-261740

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 3, 2022, in which we requested the acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-261740) (the “Registration Statement”) of The Oncology Institute, Inc. (the “Company”) to 4:30 P.M. Eastern Time on January 5, 2022 or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. As communicated telephonically prior to 4:30 p.m. Eastern Time on January 5, 2022, we are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Steven Stokdyk of Latham & Watkins LLP, counsel to the Company, at (213) 891-7421, or in his absence, Brent Epstein of Latham & Watkins LLP at (213) 891-8185, with any questions you have concerning this request.

Very truly yours,

THE ONCOLOGY INSTITUTE, INC.

By:	/s/ Mark Hueppelsheuser
Mark Hueppelsheuser
General Counsel

cc: Mark Hueppelsheuser, The Oncology Institute, Inc.

Steven Stokdyk, Latham & Watkins LLP

Brent Epstein, Latham & Watkins LLP